

January 18, 2023

Renhui Mu
Chairman and Chief Executive Officer
Wins Finance Holdings Inc.
1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, Peoples Republic of China

> **Re: Wins Finance Holdings Inc.**
> **Form 20-F for Fiscal Year Ended June 30, 2021**
> **Filed October 29, 2021**
> **Form 20-F for Fiscal Year Ended June 30, 2022**
> **Filed November 4, 2022**
> **File No. 333-204074**

Dear Renhui Mu:

We have reviewed your November 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2022 letter.

Form 20-F for Fiscal Year Ended June 30, 2021

Report of Independent Registered Public Accounting Firm, page F-4

1. Please refer to comment 2. Please also refer to comments 2 through 4 in our letter dated March 24, 2022. We note the Company's response filed on April 8, 2022, stated that Wins believed it would complete its audit process for fiscal years 2019 and 2020 before the end of August 2022 and file an amended 20-F with an unqualified audit report. Considering the fact that there has been no amended 20-F filed to date, please provide us an update on the developments since your response filed on April 8, 2022 and tell us the Company's plan for filing an amended Form 20-F for fiscal year ended June 30, 2021,

including audited financial statements with an unqualified audit report for each of the fiscal years ended June 30, 2021, 2020 and 2019.

Form 20-F for Fiscal Year Ended June 30, 2022

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note the unqualified audit report on the consolidated statement of financial position of the Company as of June 30, 2022 and 2021 and the related consolidated statements of income and other comprehensive income, changes in stockholders' deficit and cash flows for the years ended June 30, 2022, 2021 and 2020. We further note that this audit report conflicts with your disclosure on page 4, which states that the independent auditors were unable to carry out any audit procedures or to obtain information necessary to perform any audit of your subsidiaries Shanxi Jincheng Agriculture co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively "subsidiaries without control"), which resulted in a qualified independent auditors report for the fiscal year ended June 30, 2020. Please explain this apparent inconsistency and revise your filing as necessary.

     You may contact John Spitz, Staff Accountant, at (202) 551-3484 or Benjamin Phippen, Staff Accountant, at (202) 551-3697 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance